UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 1-13283

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES’ 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PENN VIRGINIA CORPORATION

THREE RADNOR CORPORATE CENTER, SUITE 300

100 MATSONFORD ROAD

RADNOR, PA 19087

Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan

AUDITED FINANCIAL STATEMENTS AND SCHEDULES

Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Penn Virginia Corporation and Affiliated Companies

Employees’ 401(k) Plan

Radnor, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions, together referred to as “supplemental information,” as of and for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 20, 2008
West Chester, Pennsylvania

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006
ASSETS
Investments, at fair value
Cash	$9,975	$4,001
Common stock	26,476,167	21,896,526
Registered investment company mutual funds	17,442,189	13,252,275
Common/Collective Funds	2,909,738	2,576,250
Participant loans receivable	308,736	231,740

TOTAL INVESTMENTS	47,146,805	37,960,792
Receivables
Employer contributions	376,032	369,008
Employee contributions	—	53,254

TOTAL RECEIVABLES	376,032	422,262

NET ASSETS AVAILABLE FOR BENEFITS	$47,522,837	$38,383,054

See accompanying notes.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2007 and 2006

	2007	2006
ADDITIONS TO NET ASSETS
Investment income
Interest and dividends	$1,447,464	$737,882
Net appreciation in fair value of investments	3,589,357	1,498,790
Realized gain on the sale of investments	1,406,454	3,775,958
Interest, participant loans	—	13,633

TOTAL INVESTMENT INCOME	6,443,275	6,026,263
Contributions
Employer	1,429,982	1,193,679
Employee	2,217,603	1,819,388

TOTAL CONTRIBUTIONS	3,647,585	3,013,067
Other activity	1,019	5,236

TOTAL ADDITIONS	10,091,879	9,044,566

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	951,613	935,007
Administrative fees	483	2,911

TOTAL DEDUCTIONS	952,096	937,918

NET INCREASE IN NET ASSETS	9,139,783	8,106,648

NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	38,383,054	30,276,406

END OF YEAR	$47,522,837	$38,383,054

See accompanying notes.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE A	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL DESCRIPTION OF THE PLAN

Significant Accounting Policies

The significant accounting policies of the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan (the “Plan”) employed in the preparation of the accompanying financial statements follow.

Valuation of Investments - The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Common/Collective Funds are valued at net asset value at year-end. The Penn Virginia Corporation and Affiliated Companies (the “Company”) stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

Revenue Recognition and Method of Accounting - All transactions are recorded on the accrual basis. Purchases and sales of investments are recorded based on the trade date. Investment income is recorded as earned. Realized gains or losses on security transactions are determined using the average cost of securities sold on the trade date. Expenses are recorded as incurred.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Plan Expenses - For the years ended December 31, 2007 and 2006, the Company paid expenses of the Plan which were in addition to the expenses paid from the participants’ individual accounts.

General Description of the Plan

A general description of the Plan follows. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan. Employees of the Company are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

The Plan includes an employee stock ownership plan (“ESOP”) feature, as defined in Internal Revenue Code Section 4975(e)7. The ESOP feature provides for discretionary employer contributions to the Plan.

Contributions - Participants were able to contribute up to the lesser of $15,500 (2007) and $15,000 (2006) or 50% of their annual compensation. The employer matching contributions equaled 100% of the employees’ elective deferral contribution up to 6% of compensation up to $225,000 (2007) and $220,000 (2006). In addition, participants who reach age 50 or older and contribute the maximum permitted under the Plan may make an additional pre-tax contribution (a “catch-up contribution”) of up to $5,000 for 2007 and 2006. Participants may also contribute amounts representing distributions from other qualified benefit plans (via a rollover into the Plan).

Participation - Employees are eligible to participate in the Plan immediately upon hire. Employees are eligible to receive an employer matching contribution upon attaining one year of service.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and the employer matching contribution, as well as an allocation of Plan earnings. Participants have access to their accounts 24 hours a day/7 days per week via a toll-free telephone number and a website. Fund transfers and investment election changes may be elected daily. A participant may stop, start, or change his/her 401(k) salary deferral rate at will.

Plan Loans - Active employees may elect to take loans from the Plan at any given time. As required by law, a loan amount is limited to the lesser of $50,000 or 50% of the participant’s vested account and must be repaid within five years unless the loan is for the purchase of a primary residence. Loan repayments are processed via payroll deduction on an after-tax basis.

Vesting - Participants are always 100% vested in their own 401(k) salary deferral contributions, as well as the employer matching contributions.

Payment of Benefits - A participant may receive 100% of his/her account balance at termination of employment. In the event of a “qualified emergency,” an active employee may elect a withdrawal from his/her elective deferral contributions.

Voting Rights - Each participant is entitled to exercise the voting rights attributable to shares of Company stock held in his account in the trust with respect to all corporate matters upon which the Company’s shareholders are entitled or permitted to vote. Each participant has one vote for each share of stock credited to his account.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Plan Termination - The Plan may be terminated at any time by the Company. In the event of Plan termination, distribution of participant accounts shall be in accordance with Article XIII of the Plan document.

NOTE B	ADMINISTRATION OF THE PLAN

The Plan is administered by a committee of at least three members who are appointed and may be removed by the Company’s Board of Directors. The Board of Directors of the Company appointed PNC Bank, N.A. as trustee of the Plan. The Company pays for all administrative and recordkeeping costs associated with operating the Plan. Investment management fees charged by each mutual fund are netted against returns. Investment management fees charged by the PNC Investment Contract Fund (which is a collective investment fund) are charged to those participants with balances in those funds.

NOTE C	TAX STATUS OF THE PLAN

The Plan has received a favorable determination letter from the Internal Revenue Service dated March 14, 2003, indicating that the Plan is a qualified plan under Section 401(k) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE D	INVESTMENTS

The following presents investments at December 31, 2007 and 2006, which represent 5% or more of the Plan’s net assets:

	2007	2006
PNC Investment Contract Fund, 960,468 shares (2007) and 887,811 shares (2006)	$2,909,738	$2,576,250

Penn Virginia Corporation common stock, 606,834 shares (2007) and 312,629 shares (2006)	$26,476,167	$21,896,526

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE E	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of contributions per the financial statements to the Form 5500:

For the year ended December 31, 2007:

	Employer	Employee
Total contributions per financial statements	$1,429,982	$2,217,603
Add 2006 contributions receivable	369,008	53,254
Less 2007 contribution receivable	(376,032)	—

TOTAL CONTRIBUTIONS PER FORM 5500	$1,422,958	$2,270,857

For the year ended December 31, 2006:

	Employer	Employee
Total contributions per financial statements	$1,193,679	$1,819,388
Add 2005 contributions receivable	239,393	—
Less 2006 contributions receivable	(369,008)	(53,254)

TOTAL CONTRIBUTIONS PER FORM 5500	$1,064,064	$1,766,134

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

The following is a reconciliation of the net appreciation in fair value of investments and realized gain (loss) on the sale of investments per the financial statements to the Form 5500:

For the year ended December 31, 2007:

	Net Appreciation in Fair Value of Investments	Realized Gain (Loss) on the Sale of Investments
Total per financial statements	$3,589,357	$1,406,454
Difference between the method used in the Form 5500 to calculate realized gain (loss) on investments and the method used in the financial statements	1,462,472	(1,462,472)

TOTAL PER FORM 5500	$5,051,829	$(56,018)

For the year ended December 31, 2006:

	Net Appreciation in Fair Value of Investments	Realized Gain (Loss) on the Sale of Investments
Total per financial statements	$1,498,790	$3,775,958
Difference between the method used in the Form 5500 to calculate realized gain (loss) on investments and the method used in the financial statements	2,878,124	(2,878,124)

TOTAL PER FORM 5500	$4,376,914	$897,834

NOTE F	PLAN AMENDMENTS

The Plan was amended during the Plan years ended December 31, 2007 and 2006. The 2007 amendments increased contribution limits and other matters to conform to changes in Internal Revenue Service regulations. The 2006 amendments affected the definition of “qualified emergency” for hardship withdrawals, the definition of compensation and treatment of dividends related to the ESOP and diversification of ESOP investments.

SUPPLEMENTAL SCHEDULES

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT

Year Ended December 31, 2007

Schedule H, Part IV, Item 4i of Form 5500, EIN# 23-1184320, Plan 001

Shares	Description	Cost	Current Value
606,834	Penn Virginia Corporation Stock	$5,657,075	$26,476,167
25,400	AIM Basic Value	815,602	800,087
7,612	American Beacon Lg Cap Value	176,638	169,588
68,672	Federated Mid-Cap Index	1,501,532	1,495,671
183,829	Federated Total Return Bond	1,948,968	1,966,975
39,972	Fidelity Advisor Value Strat	1,228,817	1,071,647
100,560	Fidelity Advisor Div. Int’l	2,188,416	2,172,090
20,097	Fidelity Spartan US Equity Index	944,216	1,043,051
96,720	MFS MA Investors Growth Stock	1,221,648	1,482,722
113,923	Royce Low Price Stock	1,905,806	1,683,776
60,317	T Rowe Ret. 2010 R	922,171	969,894
75,628	T Rowe Ret. 2020 R	1,246,312	1,330,299
70,021	T Rowe Ret. 2030 R	1,265,462	1,323,398
17,224	T Rowe Ret. 2040 R	313,509	328,458
48,096	T Rowe Growth Stock R	1,409,871	1,597,284
81	T Rowe Ret. 2050 R	882	851
481	T Rowe Ret. Income R	6,219	6,398
960,468	PNC Investment Contract Fund	2,680,878	2,909,738
N/A	Uninvested funds	9,975	9,975
2,258	Penn Virginia 401k Slf	2,258	2,258
N/A	Participant loans, 5% to 8%	N/A	306,478

			$47,146,805

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2007

Schedule H, Part IV, Item 4j of Form 5500, EIN# 23-1184320, Plan 001

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn VA 401k Slf	15,977.59			15,977.59
	Penn VA 401k Slf	117.74			117.74
	Penn VA 401k Slf		16,361.90	16,361.90
	Penn VA 401k Slf	14,822.99			14,822.99
	Penn VA 401k Slf		0.01	0.01
	Penn VA 401k Slf	18,323.28			18,323.28
	Penn VA 401k Slf	19,010.45			19,010.45
	Penn VA 401k Slf	341,535.61			341,535.61
	Penn VA 401k Slf		393,783.29	393,783.29
	Penn VA 401k Slf	105.54			105.54
	Penn VA 401k Slf	18,510.86			18,510.86
	Penn VA 401k Slf		18,620.58	18,620.58
	Penn VA 401k Slf	493.12			493.12
	Penn VA 401k Slf		0.85	0.85
	Penn VA 401k Slf	18,307.02			18,307.02
	Penn VA 401k Slf	11,953.24			11,953.24
	Penn VA 401k Slf		30,755.73	30,755.73
	Penn VA 401k Slf	12,650.02			12,650.02
	Penn VA 401k Slf	451.32			451.32
	Penn VA 401k Slf	22,412.47			22,412.47
	Penn VA 401k Slf		35,433.97	35,433.97

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2007

Schedule H, Part IV, Item 4j of Form 5500, EIN# 23-1184320, Plan 001

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn VA 401k Slf	35,377.28			35,377.28
	Penn VA 401k Slf		14.75	14.75
	Penn VA 401k Slf	17,945.71			17,945.71
	Penn VA 401k Slf		2,603.70	2,603.70
	Penn VA 401k Slf		50,556.50	50,556.50
	Penn VA 401k Slf	133.42			133.42
	Penn VA 401k Slf	2,983.39			2,983.39
	Penn VA 401k Slf	7,338.79			7,338.79
	Penn VA 401k Slf	17,336.78			17,336.78
	Penn VA 401k Slf		133.29	133.29
	Penn VA 401k Slf		27,885.94	27,885.94
	Penn VA 401k Slf	2,292.62			2,292.62
	Penn VA 401k Slf		35.12	35.12
	Penn VA 401k Slf		2.22	2.22
	Penn VA 401k Slf	17,238.81			17,238.81
	Penn VA 401k Slf		19,426.75	19,426.75
	Penn VA 401k Slf	97.78			97.78
	Penn VA 401k Slf		1.35	1.35
	Penn VA 401k Slf	17,212.78			17,212.78
	Penn VA 401k Slf	14.28			14.28
	Penn VA 401k Slf		17,230.19	17,230.19

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2007

Schedule H, Part IV, Item 4j of Form 5500, EIN# 23-1184320, Plan 001

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn VA 401k Slf		0.01	0.01
	Penn VA 401k Slf	17,526.84			17,526.84
	Penn VA 401k Slf		317.70	317.70
	Penn VA 401k Slf	603.88			603.88
	Penn VA 401k Slf		17,928.00	17,928.00
	Penn VA 401k Slf	17,446.28			17,446.28
	Penn VA 401k Slf	34,078.83			34,078.83
	Penn VA 401k Slf		2,718.75	2,718.75
	Penn VA 401k Slf		48,857.77	48,857.77
	Penn VA 401k Slf	17,173.23			17,173.23
	Penn VA 401k Slf	23,894.33			23,894.33
	Penn VA 401k Slf	0.38			0.38
	Penn VA 401k Slf		40,957.55	40,957.55
	Penn VA 401k Slf	17,050.82			17,050.82
	Penn VA 401k Slf	161.56			161.56
	Penn VA 401k Slf		17,247.87	17,247.87
	Penn VA 401k Slf	17,508.76			17,508.76
	Penn VA 401k Slf	14,119.23			14,119.23
	Penn VA 401k Slf	19,639.46			19,639.46
	Penn VA 401k Slf		51,332.88	51,332.88
	Penn VA 401k Slf	71,690.42			71,690.42

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2007

Schedule H, Part IV, Item 4j of Form 5500, EIN# 23-1184320, Plan 001

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn VA 401k Slf		35,845.21	35,845.21
	Penn VA 401k Slf		0.16	0.16
	Penn VA 401k Slf	1.00			1.00
	Penn VA 401k Slf	18,173.60			18,173.60
	Penn VA 401k Slf		53,950.41	53,950.41
	Penn VA 401k Slf	12.30			12.30
	Penn VA 401k Slf	17,827.41			17,827.41
	Penn VA 401k Slf		17,826.62	17,826.62
	Penn VA 401k Slf	154.58			154.58
	Penn VA 401k Slf	17,961.93			17,961.93
	Penn VA 401k Slf	34,056.74			34,056.74
	Penn VA 401k Slf		0.02	0.02
	Penn VA 401k Slf	16,438.59			16,438.59
	Penn VA 401k Slf		2,718.75	2,718.75
	Penn VA 401k Slf		65,960.85	65,960.85
	Penn VA 401k Slf	17,949.88			17,949.88
	Penn VA 401k Slf		17,873.80	17,873.80
	Penn VA 401k Slf	3,366.48			3,366.48
	Penn VA 401k Slf	17,848.30			17,848.30
	Penn VA 401k Slf	132.43			132.43
	Penn VA 401k Slf		21,353.94	21,353.94

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2007

Schedule H, Part IV, Item 4j of Form 5500, EIN# 23-1184320, Plan 001

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn VA 401k Slf	8,258.17			8,258.17
	Penn VA 401k Slf	18,168.52			18,168.52
	Penn VA 401k Slf		26,473.59	26,473.59
	Penn VA 401k Slf	18,408.50			18,408.50
	Penn VA 401k Slf	6,214.96			6,214.96
	Penn VA 401k Slf		24,402.64	24,402.64
	Penn VA 401k Slf	17,733.52			17,733.52
	Penn VA 401k Slf	34,174.98			34,174.98
	Penn VA 401k Slf		2,718.75	2,718.75
	Penn VA 401k Slf		49,815.68	49,815.68
	Penn VA 401k Slf	17,405.61			17,405.61
	Penn VA 401k Slf	122.09			122.09
	Penn VA 401k Slf		17,060.11	17,060.11
	Penn VA 401k Slf	17,603.01			17,603.01
	Penn VA 401k Slf	3,844.27			3,844.27
	Penn VA 401k Slf		0.35	0.35
	Penn VA 401k Slf	20,053.67			20,053.67
	Penn VA 401k Slf		18.29	18.29
	Penn VA 401k Slf		41,335.02	41,335.02
	Penn Virginia Corp Stock	16,361.90			16,361.90
	Penn Virginia Corp Stock		163.78	175.15		-11.37

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2007

Schedule H, Part IV, Item 4j of Form 5500, EIN# 23-1184320, Plan 001

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn Virginia Corp Stock		30,000.00	9,539.15		20,460.85
	Penn Virginia Corp Stock	393,783.29			393,783.29
	Penn Virginia Corp Stock	18,620.58			18,620.58
	Penn Virginia Corp Stock		184,316.00	65,571.55		118,744.45
	Penn Virginia Corp Stock		110,171.71	17,741.19		92,430.52
	Penn Virginia Corp Stock	30,755.73			30,755.73
	Penn Virginia Corp Stock	13,807.48			13,807.48
	Penn Virginia Corp Stock		27,454.27	13,505.08		13,949.19
	Penn Virginia Corp Stock	35,433.97			35,433.97
	Penn Virginia Corp Stock		794.24	711.37		82.87
	Penn Virginia Corp Stock		952.96	1,021.86		-68.90
	Penn Virginia Corp Stock		56.64	60.73		-4.09
	Penn Virginia Corp Stock		67.76	62.90		4.86
	Penn Virginia Corp Stock		115,650.19	30,850.23		84,799.96
	Penn Virginia Corp Stock	50,556.50			50,556.50
	Penn Virginia Corp Stock		727,494.81	120,516.86		606,977.95
	Penn Virginia Corp Stock		62,176.02	49,952.51		12,223.51
	Penn Virginia Corp Stock	27,885.94			27,885.94
	Penn Virginia Corp Stock		31,799.97	25,173.23		6,626.74
	Penn Virginia Corp Stock		15,935.11	13,715.19		2,219.92
	Penn Virginia Corp Stock	19,426.75			19,426.75

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2007

Schedule H, Part IV, Item 4j of Form 5500, EIN# 23-1184320, Plan 001

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn Virginia Corp Stock		9.83	7.32		2.51
	Penn Virginia Corp Stock		60,000.00	12,412.94		47,587.06
	Penn Virginia Corp Stock		1,413.59	1,295.46		118.13
	Penn Virginia Corp Stock	17,230.19			17,230.19
	Penn Virginia Corp Stock		1,640.29	1,437.47		202.82
	Penn Virginia Corp Stock		0.06	0.06
	Penn Virginia Corp Stock		19,831.81	15,974.31		3,857.50
	Penn Virginia Corp Stock		100,000.00	14,900.23		85,099.77
	Penn Virginia Corp Stock	17,928.00			17,928.00
	Penn Virginia Corp Stock	48,857.77			48,857.77
	Penn Virginia Corp Stock		3,600.00	6,347.80		-2,747.80
	Penn Virginia Corp Stock	40,957.55			40,957.55
	Penn Virginia Corp Stock	17,247.87			17,247.87
	Penn Virginia Corp Stock		27.64	25.88		1.76
	Penn Virginia Corp Stock		11,713.17	4,867.80		6,845.37
	Penn Virginia Corp Stock	102,665.76			102,665.76
	Penn Virginia Corp Stock		51,332.88	51,328.87		4.01
	Penn Virginia Corp Stock		1,003.49	977.65		25.84
	Penn Virginia Corp Stock		20.19	17.86		2.33
	Penn Virginia Corp Stock	53,950.41			53,950.41
	Penn Virginia Corp Stock		772.05	632.34		139.71

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2007

Schedule H, Part IV, Item 4j of Form 5500, EIN# 23-1184320, Plan 001

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn Virginia Corp Stock	17,826.62			17,826.62
	Penn Virginia Corp Stock		2,758.77	2,504.26		254.51
	Penn Virginia Corp Stock		28,000.00	18,180.96		9,819.04
	Penn Virginia Corp Stock	65,960.85			65,960.85
	Penn Virginia Corp Stock	17,873.80			17,873.80
	Penn Virginia Corp Stock		29,050.32	7,998.70		21,051.62
	Penn Virginia Corp Stock	21,353.94			21,353.94
	Penn Virginia Corp Stock		5,882.00	3,960.33		1,921.67
	Penn Virginia Corp Stock	26,473.59			26,473.59
	Penn Virginia Corp Stock		60,000.00	10,418.16		49,581.84
	Penn Virginia Corp Stock		57,206.03	17,317.53		39,888.50
	Penn Virginia Corp Stock	24,402.64			24,402.64
	Penn Virginia Corp Stock		4,568.47	3,310.06		1,258.41
	Penn Virginia Corp Stock		2,270.81	1,622.90		647.91
	Penn Virginia Corp Stock		65,000.00	31,300.82		33,699.18
	Penn Virginia Corp Stock	49,815.68			49,815.68
	Penn Virginia Corp Stock	17,060.11			17,060.11
	Penn Virginia Corp Stock		36,998.23	30,051.37		6,946.86
	Penn Virginia Corp Stock	41,335.02			41,335.02
PNC BANK	PNC Investment Contract Fund	768,820.54	550,190.65	512,765.11	768,820.54	37,425.54
	Federated Total Return Bond	789,712.27	475,694.65	479,924.88	789,712.27	-4,230.23

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2007

Schedule H, Part IV, Item 4j of Form 5500, EIN# 23-1184320, Plan 001

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	AIM Basic Value	384,495.80	277,315.30	245,756.22	384,495.80	31,559.08
	Federated Capital Appreciation	0.00	0.00	0.00	0.00
	MFS MA Investors Growth Stock	319,541.41	42,576.98	36,213.79	319,541.41	6,363.19
	MFS Strategic Growth	0.00	0.00	0.00	0.00
	Janus Adviser Intl Growth	0.00	0.00	0.00	0.00
	Federated Mid-Cap Index	657,125.07	217,128.96	187,718.63	657,125.07	29,410.33
	Fidelity Advisor Value Strat	663,021.08	171,918.49	175,878.26	663,021.08	-3,959.77
	Penn Virginia Corp Stock	1,187,571.94	1,850,133.09	585,488.08	1,187,571.94	1,264,645.01
	Penn VA 401k Slf	1,169,447.45	1,169,560.86	1,169,560.86	1,169,447.45
BANK FUND	Loan	192,396.00	115,286.86	115,286.86	192,396.00
	Fidelity Advisor Div Int’l	959,755.62	225,933.18	207,249.24	959,755.62	18,683.94
	Royce Low Price Stock	927,732.20	165,193.93	163,868.88	927,732.20	1,325.05
	T Rowe Ret 2010 R	477,287.75	25,797.07	24,915.86	477,287.75	881.21
	T Rowe Ret 2020 R	518,166.80	72,338.98	66,212.45	518,166.80	6,126.53
	T Rowe Ret 2030 R	226,447.76	476,898.09	468,665.42	226,447.76	8,232.67
	T Rowe Ret 2040 R	130,406.52	5,285.57	4,779.64	130,406.52	505.93
	T Rowe Ret Income R	65,696.72	64,231.43	63,971.27	65,696.72	260.16
	T Rowe Growth Stock R	579,137.54	201,564.05	197,781.95	579,137.54	3,782.10
	Fid Spartan US Equity Index Fd	287,178.28	170,916.87	159,715.32	287,178.28	11,201.55
	American Beacon Lg Cap Value	275,670.77	100,837.71	99,526.85	275,670.77	1,310.86
	T Rowe Ret 2050 R	969.35	89.35	87.17	969.35	2.18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES’ 401(k) PLAN
Date: June 20, 2008
	By:	/s/ Frank A. Pici
Frank A. Pici Executive Vice President and Chief Financial Officer, Penn Virginia Corporation Plan Administrative Committee Member

EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm